EXHIBIT 21

SUBSIDIARIES OF CORVU CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation

CorVu North America Inc.	Minnesota
CorVu Australiasia Pty Ltd.	New South Wales, Australia
CorVu Plc	U.K.
Subsidiaries of CorVu Plc:
CorVu Benelux B.V.	Netherlands
CorVu Deutschland GmbH	Germany
CorVu Software Marketing, Inc.	Minnesota
Subsidiary of CorVu Software Marketing, Inc.:
CorVu Software, Ltd.	U.K.